November 14, 2008
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    William Friar
                     Senior Financial Analyst
     Re: Synovus Financial Corp.
                Schedule 14A
                Filed October 24, 2008
                File No. 001-10312
Dear Mr. Friar:
     In connection with the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff, dated November 6, 2008 (the “Staff’s Letter”), concerning Synovus Financial Corp.’s Schedule 14A filed October 24, 2008 (File No. 001-10312) (“Schedule 14A”), Synovus Financial Corp. (the “Company”) hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule 14A; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Samuel F. Hatcher
Samuel F. Hatcher
Synovus Financial Corp.

cc: Mr. Richard E. Anthony, Synovus Financial Corp.
      Ms. Alana L. Griffin, Synovus Financial Corp.
      Mr. Keith M. Townsend, King & Spalding LLP